ORRICK

06011838

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

March 13, 2006

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

MAR 2 0 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

FJA

Re: EFH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of February 22, 2006 enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

PROCESSED
MAR 2 2 2006
THOMSON
FINANCIAL

dlw 3/22

DOCSNY1:863595.20
13024-2 JG9/JG9

FILE NO.
82-5077

Ad-hoc Release

MAR 2 0 2006

FJH: interim figures for 2005

- **Revenues around Euro 51 million, equity of Euro +4.3 million**
- **Capital increase already oversubscribed**

The Prime Standard-listed consulting and software firm FJH AG (ISIN DE0005130108), following the successful completion of its restructuring programme, has concluded the 2005 financial year on schedule. Based on preliminary figures, sales reached around Euro 51 million (2004: Euro 67.6 million) and overall performance stood at Euro 52 million (2004: Euro 67.6 million). The earnings before interest and taxes (EBIT) improved significantly to Euro -5.5 million (previous year: Euro -123.9 million).

The capital increases carried out have now placed the company on a strong financial basis. At the end of 2005, FJH had an equity of Euro +4.3 million at group level, whereas in the previous year the firm had recorded a negative value of Euro -9.7 million.

For 2006, the company anticipates an increase in revenues to around Euro 56 million and a positive EBIT of around Euro 3 million. The annual surplus is expected to stand at Euro 2 million. From the second quarter and over the annual forecast, a positive free cash flow is again anticipated. With orders on hand worth around Euro 30 million, FJH AG is well-positioned to reach these goals.

On the background of the profit turnaround anticipated for 2006, the capital increase that has been underway since 22nd February has met with tremendous interested from FJH shareholders and investors. The move, which is aimed at further accelerating the company's growth and actively harnessing market opportunities, has currently already been oversubscribed.

FJH AG
Eva Hesse
Elsenheimerstrasse 65
80687 Munich

Telephone: +49 (0) 89 769 01 274
Fax: +49 (0) 89 769 01 606
E-mail: eva.hesse@fjh.com
Internet: www.fjh.com

Munich, 10th March 2006

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

March 13, 2006

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of March 3, 2006.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

DOCSNY1:1082596.23
13141-2 JG9

FILE NO.
82-3907

Press Information

Vienna International Airport:
February brings growth of 9.8 % in passengers and 19.7 % in cargo

Vienna International Airport recorded excellent development in February, even though this is generally one of the weakest traffic months in the year. The number of passengers rose 9.8% over February 2005 to a total of 1,041,113. In contrast, flight movements increased by only 3.7% and maximum take-off weight (MTOW) grew 5.1%. Cargo reported strong development with a plus of 19.7%. The increase of 14.2% in the number of transfer passengers underscores the importance of Vienna as an international hub.

A ranking of scheduled traffic by region was led by the Far East with +26.3% followed by the Near East with +22.4%. Traffic to North America also rose by a strong 17.9%.

Over the first two months of 2006 the number of passengers increased 9.9% to 2,124,113, while transfers rose 14.5%. Maximum take-off weight (MTOW) increased 4.5%, flight movements rose 3.5% and cargo volume grew 20.4%.

	February 2006	Change in %	January to February 2006	Change in %
Passengers:	1,041,113	+9.8	2,124,113	+9.9
Transfer passengers:	355,350	+14.2	748,430	+14.5
Maximum take-off weight (in tonnes):	467,274	+5.1	968,064	+4.5
Flight movements (arrival + departure):	16,859	+3.7	34,784	+3.5
Cargo in tonnes (air cargo and trucking):	19,345	+19.7	38,235	+20.4

For additional information contact: Michael Kochwalter (+43-1-) 7007-22300
Hans Mayer (+43-1-) 7007-23000

04/06 .... K/MY .... 10. March 2006